NETTRON.COM, INC.
#208 — 828 Harbourside Drive
North Vancouver, British Columbia V7P 3R9

NOTICE OF THE ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS TO BE HELD ON APRIL 14, 2005

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of the shareholders of Nettron.com, Inc. (the “Corporation”) will be held at #208 — 828 Harbourside Drive, North Vancouver, British Columbia on April 14, 2005 at 2:00p.m., Vancouver time●●, for the following purposes:

1.	To receive the financial statements for the periods ended March 31, 2002, March 31, 2003 and March 31, 2004 and the auditors’ reports thereto;

2. To fix the number of directors of the Corporation to be elected at the meeting at five (5);

3. To elect the board of directors of the Corporation until the next annual meeting of shareholders;

4.	To appoint auditors until the next annual meeting of shareholders and to authorize the directors to fix the remuneration to be paid to the auditors;

5.	To consider, and if thought fit, to pass an ordinary resolution in the form presented in the information circular accompanying this Notice of Meeting, ratifying the Corporation’s amendment to the Incentive Stock Option Plan; ●

6.	To consider, and if thought fit, to pass an ordinary resolution in the form presented in the information circular accompanying this Notice of Meeting, ratifying the Corporation’s new 2004 U.S. Stock Option Plan;

7.	To consider, and if thought fit, to pass an ordinary resolution in the form presented in the information circular accompanying this Notice of Meeting, ratifying the Corporation’s issuance of shares for debt;●

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8.	To consider, and if thought fit, to pass an ordinary resolution in the form presented in the information circular accompanying this Notice of Meeting, ratifying the Corporation’s acquisition of the Licence;

9.	To consider, and if thought fit, to pass an ordinary resolution in the form presented in the information circular accompanying this Notice of Meeting, ratifying the Corporation’s private placement of convertible debenture notes;

10.	To consider, and if thought fit, to pass a special resolution in the form presented in the information circular accompanying this Notice of Meeting, ratifying the amendment to the Articles of the Corporation to change the name of the Corporation;

11.	To consider, and if thought fit, to pass a special resolution in the form presented in the information circular accompanying this Notice of Meeting, ratifying the amendment to the Articles of the Corporation to effectuate the 3 for 1 share consolidation;

12. To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

Information relating to the matters to be brought before the meeting is set forth in the information circular which accompanies this Notice of Meeting. Terms not herein defined have the meaning ascribed to them in the said information circular of the Corporation.

DATED at Vancouver, British Columbia this 15th day of March, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

“Douglas E. Ford" Douglas E. Ford
Secretary

IMPORTANT

Only holders of common shares of the Corporation of record at the close of business on March 14, 2005 (the “Record Date”) are entitled to notice of and to participate at the Meeting and only such persons or those who become holders of common shares of the Corporation after the Record Date and comply with the provisions of the Business Corporations Act (Alberta) are entitled to vote at the Meeting. If you are unable to attend in person, kindly fill in, sign and return the enclosed proxy in the envelope provided for that purpose.

Proxies, to be valid, must be deposited at the office of the registrar and transfer agent of the Corporation, Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays in the Province of Alberta, preceding the Meeting or any adjournment thereof.